EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$1,810.0	$1,660.9	$1,659.6	$1,549.0	$1,350.4
Add: Dividends from equity method investments	12.6	17.2	13.4	19.4	26.3
Fixed charges	307.1	331.3	318.3	294.9	269.0
Total earnings	$2,129.7	$2,009.4	$1,991.3	$1,863.3	$1,645.7

Fixed charges:
Interest expense (a)	$177.2	$197.2	$179.7	$158.1	$134.7
Rent expense interest factor (b)	129.9	134.1	138.6	136.8	134.3
Total fixed charges	$307.1	$331.3	$318.3	$294.9	$269.0

Ratio of earnings to fixed charges	6.93x	6.07x	6.26x	6.32x	6.12x

__________

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.